SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 December 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number                     Exhibit Description

99.1                                         Directorate Change

14 December 2004

INTERCONTINENTAL HOTELS GROUP

Appointment of New Chief Executive

The Board of InterContinental Hotels Group PLC (IHG) today announces the appointment of Andrew Cosslett as Chief Executive. Andrew will take up his post no later than mid March 2005.

Andrew, 49, joins from Cadbury Schweppes, where he has been President, Europe, Middle East and Africa for the past two years. He has held various other senior positions with Cadbury Schweppes since 1990, including Managing Director, Great Britain and Ireland and CEO of the Asia Pacific confectionery business. Andrew previously worked in brand marketing at Unilever PLC between 1979 and 1990.

David Webster, Chairman of IHG, said:

"I am delighted that Andrew is to join the company as Chief Executive. He brings great expertise in global brand management and a wealth of international experience at a time when the company is concentrating on developing its world-leading brands and growing its managed and franchised operations."

Andrew Cosslett commented:

"InterContinental Hotels Group is a significant global business, with respected brands and outstanding prospects. I look forward to joining my new colleagues and creating with them an exciting future for this dynamic company."

- Ends -

For further information, please contact:

Investor Relations (Gavin Flynn):                                                                                                                                              +44 (0) 1753 410 176
                                                                                                                                                                                            +44 (0) 7808 098 972

Media Affairs (Dee Cayhill/Leslie McGibbon):                                                                                                                            +44 (0) 1753 410 426
                                                                                                                                                                                            +44 (0) 7808 094 471

Notes to Editors:

1.        Biography of Andrew Cosslett

Andrew Cosslett is President, Europe, Middle East and Africa for Cadbury Schweppes PLC, a region accounting for some 30% of the Group's sales and 40% of its assets. He has been with Cadbury Schweppes PLC for 14 years, occupying a variety of senior roles including Chairman Cadbury Schweppes Australia, CEO of the Asia Pacific confectionery business and Managing Director, Great Britain & Ireland. He joined the company in 1990 as Marketing Director, Schweppes GB.

He was with Unilever PLC between 1979 and 1990 and held a variety of marketing roles on the foods side.

He has a BA in Economics, and an MA in European Studies from the University of Manchester. He is a non-Executive Director of Duchy Originals Ltd.

2.        InterContinental Hotels Group PLC

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group franchises, manages, leases or owns, through various subsidiaries, more than 3,500 hotels and 536,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty program, Priority Club® Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

High resolution images of Andrew Cosslett to accompany this story are available for the media to download free of charge at www.vismedia-online.com

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 December 2004